EXHIBIT 99.1

 Immediate Release: NR 11-12

EXTORRE ANNOUNCES INCREASE IN SCOPE OF CERRO MORO PROJECT
AND RELEASE DATE FOR ECONOMIC STUDY

Vancouver, B.C., June 21, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) reports the economic study currently underway will include a larger production scenario to reflect the expanding gold-silver inventory on the property. The release date for the study is mid-July.

Key parameters for the study are as follows:

•	The July study will be categorised as a Preliminary Economic Assessment (“PEA”) instead of a Prefeasibility Study (“PFS”) to facilitate the incorporation of additional mineralized zones.
•
The engineering inputs are to the confidence level of a PFS but a portion of the resource for the July study will be in inferred. Although the lower confidence resource would not be mined until the latter years of the project they do contribute to the mine life.

•	The daily throughput in this study is being modelled at 750 and 1,000 tonnes/day, not just the 750 tonnes/day scenario contemplated in the October 19, 2010 study.
•	The study will use a silver/gold value ratio of 50:1, not the 60:1 ratio of the earlier study.
•	Gold and silver prices used in the study are US$1,320 and US$26 respectively.
•	A new PEA with a further 50% production expansion is proposed before year-end. That scenario will include the Zoe discovery and a number of additional veins that are not included in the current PEA.

The designation change for the current study from a PFS to a PEA reflects the fact that the Company’s recent exploration success has demonstrated that the start-up Cerro Moro project will be larger than previously modelled. However, a PFS cannot include “inferred resources” and can only be followed by another PFS or a feasibility study, not a PEA. The Zoe discovery in particular would have to be fully drilled off to “indicated resources” status before the Company could undertake a change of scope for the project. This would have potentially taken up to one year. By releasing the current study as a PEA the Company can follow up with an updated PEA within six months. That study will include the economic impact of the Zoe discovery.

The $25 million bought deal financing recently announced enables the Company to maintain the six drill rig program through the balance of 2011 and to perform a PEA update.

About Extorre
Extorre is currently relocating the two drills from the Puntudo project to Cerro Moro. Both rigs will assist with in-fill drilling on the Zoe discovery. Of the total six rigs at Cerro Moro, one of the drills will test regional targets as Company geologists are of a view that additional discoveries are likely.

Drilling results for the balance of the 22 drill holes completed to date on the Puntudo project are expected with the next few weeks.

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $24 million in cash (excludes the $25 million financing announced on June 20), the Cerro Morro and Don Sixto projects, and other mineral exploration properties in Argentina.

On April 19, 2010, Extorre announced a NI 43-101 compliant mineral resource estimate for Cerro Moro:

Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (662,440 oz. gold equivalent*), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (430,880 oz. gold equivalent*)

The 662,440 ounce gold equivalent* indicated resource, has an average grade of 35 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for about 50% of the metal value. Additional inferred resources of 430,880 ounces gold equivalent* are also reported from Cerro Moro.

Extorre released the results of a PEA of the Cerro Moro project on October 19, 2010. The PEA highlighted the robust economics of a future mine expected to produce an average of 144,400 gold equivalent* ounces annually during the first 5 years of operations. The cash cost per ounce is estimated to be US$185 per ounce gold equivalent*. Project CAPEX has been estimated at US$131 million. The project economics were calculated using gold and silver prices of US$950/ounce and US$16/ounce, respectively.  Gold equivalent values have been re-calculated at a 50:1 gold to silver ratio.

*Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

The Province of Santa Cruz formally approved the Cerro Moro Environmental Impact Assessment report on May 17, 2011. That report approves the mining plan put forward to the Province in September 2010.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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